View, Inc.

195 South Milpitas Blvd.

Milpitas, California 95035

March 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	View, Inc.

Request for Withdrawal of Registration Statement on Form S-1

(File No. 333-255103)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), View, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-255103), together with all exhibits thereto (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 7, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it has not been able to finalize its financial statements or corresponding assessment of the effectiveness of its disclosure controls and procedures and internal control over financial reporting for various periods, as previously disclosed in the Company’s filings with the Commission from time to time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130.

Very truly yours,

VIEW, INC.

By:	/s/ Bill Krause
Name: Bill Krause
Title: Chief Legal Officer

cc:	Michael Mies, Esq., Skadden, Arps, Slate, Meagher & Flom LLP